Exhibit 5.4

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN 416.862.6666 FACSIMILE

Toronto
Montréal
Ottawa
Calgary
New York
March 8, 2007

TO:	British Columbia Securities Commission, as Principal Regulator

AND TO:	Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Dear Sirs and Mesdames:
Re:     Offering by Telus Corporation (the “Corporation”)
We refer you to the final short form base shelf prospectus dated August 24, 2005 as supplemented by the preliminary prospectus supplement dated March 8, 2007 (the “Prospectus Supplement”) of the Corporation relating to the public offering of notes made by the Corporation. In the Prospectus Supplement, reference is made to this firm on the face page and under the heading “Legal Matters” and to opinions of this firm under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinions.
We also confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations as defined in the Securities Act (Ontario) in the information contained in the Prospectus Supplement that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed to render these opinions.
This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus Supplement or in any other similar document and is not to be relied upon by any other person or for any other purpose.
Yours very truly,

osler.com